Mail Stop 6010

April 24, 2007

VIA U.S. MAIL and FACSIMILE (415) 358-5762

William J. Dawson
Chief Financial Officer
Cerus Corporation
2411 Stanwell Dr.
Concord, California 94520

      RE: Cerus Corporation
                Form 10-K for the fiscal year ended December 31, 2006
                Filed February 26, 2007
                File No. 000-21937

Dear Mr. Dawson:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Martin F. James
                Senior Assistant Chief Accountant